UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5190 Neil Road Suite 460, Reno, Nevada 89502
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [   ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

EXPLANATORY NOTE

The refilling of the Certification of Interim Filings are occurring due to the British Columbia Securities Commission requirement to include language certifying that the interim financial reports fairly present the financial performance presented in the interim filings.

SUBMITTED HEREWITH

Exhibits
99.1	Certification of Interim Filings – CEO
99.2	Certification of Interim Filings – CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: June 1, 2012

/s/ Edie Hofmeister
Edie Hofmeister
Vice President & General Counsel